Left Hand Brewing Company @LeftHandBrewing · Jul 31

Our Community Investment Round is now open to the public! We're raising funds to build a platform to help independent craft beverages companies stay independent 🙌 To learn more, please visit our Wefunder page ➡️ bit.ly/3ygF9CT

Disclosure: bit.ly/3SnqEDR


Community Investment Round
Now Open to the Public
LEFT HAND
BREWING Co